Exhibit 99.1

PRESS RELEASE

TotalEnergies Extends Partnership
with Oman LNG

Paris, November 02, 2023 – TotalEnergies has signed an amendment to extend its partnership with Oman LNG, an Omani liquefied natural gas (LNG) joint venture in which the Company holds a 5.54% stake.

Located on the northeast coast of Oman, the Oman LNG liquefaction complex comprises two liquefaction trains, each with a capacity of 3.8 million metric tons of LNG per year (Mtpa). It is adjacent to the Qalhat LNG project, comprising one 3.8 Mtpa train, and in which Oman LNG holds a stake. This brings the site's total production to 11.4 Mtpa.

Through this agreement, TotalEnergies is extending beyond 2024 its interest in Oman LNG, by ten years, and in Qalhat LNG, by five years. The parties agreed to finance investments to reduce the plant’s GHG emissions during this extension. In January 2023, TotalEnergies had also signed an agreement with Oman LNG to offtake 0.8 Mtpa of LNG for ten years from 2025, making the Company one of the main offtaker of Oman LNG's production.

"We are pleased to extend our partnership with Oman LNG. This LNG contributes to our supply of Europe and Asian markets, and strengthens our integrated and flexible global portfolio, in line with TotalEnergies’ ambition to increase its LNG production and long-term purchases by 50% by 2030," said Julien Pouget, Senior Vice President Middle East & North Africa, Exploration & Production at TotalEnergies.

About Oman LNG's shareholders

Oman LNG is majority-owned by the Government of the Sultanate of Oman (51%), the other shareholders being Shell (30%), TotalEnergies (5.54%), Korea LNG (5%), PTTEP (2%), Mitsubishi (2.77%), Mitsui (2.77%) and Itochu (0.9%). Qalhat LNG is also majority-owned by the Government of Oman (46.84%), Oman LNG (36.8%), Naturgy (7.36%), Itochu (3%), Mitsubishi (3%) and Osaka Gas (3%). TotalEnergies therefore holds an indirect interest in Qalhat LNG (2.04%) through its stake in Oman LNG.

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TotalEnergies, the world’s third largest LNG player and Europe's leading regasification operator TotalEnergies is the world’s third largest LNG player with a market share of around 12% and a global portfolio of about 50 Mt/y thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase its LNG production and long-term purchases by 50% by 2030, while continuing to reduce carbon emissions and eliminating the methane emissions associated with the gas value chain. The Company also works with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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